8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511
E-mail: jbreyer@b-a.net
Breyer & Associates pc	*Not admitted in Virginia
Attorneys At Law*

October 28, 2010

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jonathan E. Gottlieb, Staff Attorney

Re:	Anchor Bancorp
Amendment Number 4 to Registration Statement on Form S-1
File No. 333-154734

Dear Mr. Gottlieb:

On behalf of Anchor Bancorp, Lacey, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 4 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”). All changes have been marked. The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of Amendment No. 4 contains numbered references to each comment in the right margin.

General

1.	Please update financial and other data throughout the document as of the most recent date possible. Please tell us when you will have audited results from the third quarter ended September 30, 2010.

Response – We have added a new section entitled “Recent Developments” on pages 27 through 35 of the prospectus in response to this comment.

Securities and Exchange Commission	Breyer & Associates pc
October 28, 2010

Summary, page i

2.	Please revise your statement in the first sentence that the company is conducting the offering “in part” to “maintain” compliance with its capital requirements to disclose the following:

a.
currently you do not meet the minimum capital requirements required by the FDIC and the State of Washington Department of Financial Institutions in the Cease and Desist Order issued against you in August 2009; and

	b.	your primary reason for conducting this offering is to raise capital to meet the minimum capital requirements.

Response - The first sentence in the section entitled “Overview” on page i of the prospectus has been revised in response to this comment.

The Companies, page i

3.
We note your response to comment 3 of our letter to you dated September 29, 2010; however, at least some of this quantitative data appears to be publicly available. To the extent possible, please revise this section to include quantitative data to support your disclosure.

Response – We have revised the section entitled “The Companies” on page ii to include more detail including quantitative data from public sources regarding the general economic conditions of Anchor Bank’s market area, with a cross-reference to the section entitled “Business of Anchor Bank – Market Area” on pages 65 through 67, which includes additional quantitative data from public sources regarding each of the six counties in Anchor Bank’s market area.

4.
Please revise your disclosure in the fourth full paragraph on page ii of net income for years ended 2006 and 2007 to disclose your net income for 2010, 2009 and 2008, with and without income tax benefits.

Response – This information has been added on page ii of the prospectus in response to this comment.

Background to the Offering, page ii

5.	We note your response to comment 2 of our letter to you dated September 29, 2010. Please revise the section entitled “Background to the Offering” on page ii as follows:

a.	revise the caption to “Cease And Desist Order;”
b.	revise your claim, in the first sentence, that the cease and desist order was “primarily because of your increased level of non-performing assets;”
c.	quantify the extent to which you have complied with the order including the amount and by which you have:
● reduced delinquent loans;
● reduced the amount of commercial real estate loans:

Securities and Exchange Commission	Breyer & Associates pc
October 28, 2010

● reduced the amount of acquisition, development and construction loans;
d.	disclose that you are required to maintain a liquidity ratio of at least fifteen percent and disclose the amount of the ratio as of the current date;
e.	reconcile your statement in the second sentence of the first full paragraph on page iv regarding your capital ratios with the table in note 12 to your financial statements, on page F-32 which appears to show you in compliance with all requirements;
f.	identify each of the “certain business limitations’ to which you refer in the second to last sentence of the section on page iv;
g.	identify the “severe” regulatory actions to which you refer in the second to last sentence of the section on page iv.

Response – The following items are provided in response to this comment:

a.	The caption on page iii has been revised as “Cease and Desist Order.”
b.
The claim in the first sentence has been revised in response to this comment to indicate that Anchor Bank became subject to the Order as a result of its non-performing assets, reduced capital position and its operating losses.

c.
We have expanded the discussion on pages iv and v under the section “Cease and Desist Order” to provide information as to the extent to which the Order has been complied with, including reducing delinquent loans, reducing the amount of commercial real estate loans and reducing the amount of acquisition, development and construction loans.

d.
We have expanded the discussion on page iv under the section “Cease and Desist Order” to disclose that Anchor Bank is required to maintain a liquidity ratio of at least 15% and the amount at June 30, 2010 and September 30, 2010.

e.
We do not believe the table in Note 12 is inconsistent with the disclosure on page iv. In particular, the table in Note 12 is the required regulatory capital ratios that Anchor Bank is required to determine each quarter and report to the FDIC. Because of Anchor Bank’s increased risk, the FDIC has imposed a requirement, pursuant to the Order, for Anchor Bank to attain 10% Tier 1 capital. This does not change the minimum regulatory capital requirements but imposes a higher requirement as part of the enforcement action. To show Anchor Bank’s compliance with the greater requirement imposed pursuant to the Order the table on page 21 includes specific line items showing the capital requirements imposed by the Order as well as the regulatory capital required and the compliance therewith at various points of the appraisal range. A cross-reference to the table on page 21 has been added to the discussion on page iv in response to this comment.

f.	We have revised page v to identify these certain business limitations.
g.	We have expanded this discussion on page v to identify the severe regulatory actions that may be imposed on Anchor Bank.

Securities and Exchange Commission	Breyer & Associates pc
October 28, 2010

6.	We note your response to comment 4 of our letter to you dated September 29, 2010. Please revise the section entitled “Operating Strategy” on page iv, as follows:

a.
revise your claim in the first paragraph that you have taken tactical action reducing your real estate owned since the amount of your real estate owned increased dramatically from $2.99 million in 2009 to $12.47 million in 2010;

b.
revise your claim in the first paragraph that you have taken tactical action increasing your retail deposits since the amount of your retail deposits decreased dramatically from $471 million in 2009 to $355 million in 2010 of which only $63 million of the decline were brokered deposits; and

c.
explain in the section titled “Attracting Core Deposits,” on page v, how the drop in your deposits from over $471 million as of June 30, 2009 to over $355 million as of June 30, 2010 “was consistent with [your] strategy” given the fact that only $63 million of the decline was attributable to brokered deposits.

Response – We have revised the section entitled “Operating Strategy” on pages v and vi in the Summary, and on pages 38 and 39 in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations – Operating Strategy” in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

7.
We note your response to comment 12 of our letter to you dated September 29, 2010. Please provide more quantitative detail in the section entitled “Compliance With the Order.” In addition, please discuss in significant detail the “ongoing challenges in the economy” to which you refer in the last paragraph of this section, including the particular challenges to you in your particular market areas given your current loan portfolio and deposits.

Response – We have revised the disclosure on pages 37 and 38 of the prospectus to include more quantitative detail and included a cross-reference to the “Business of Anchor Bank – Market Area” on pages 65 through 67 for a discussion of the particular economic challenges in Anchor Bank’s market areas.

Asset Quality, page 78

Restructured Loans, page 81

8.
We note your response to prior comment 14 from our letter dated September 29, 2010, including your statement that “loans with a principal balance of less than $50,000, and loans with temporary modifications of six months or less are deemed to be immaterial and not included within the tracking and reporting of troubled debt restructurings.” Please revise to include this disclosure in your filing.

Response – We have revised the section “Restructured Loans” on page 86 to include this statement in response to this comment.

Securities and Exchange Commission	Breyer & Associates pc
October 28, 2010

9.	Discuss what the Company will do if it is not able to raise sufficient capital to comply with the capital requirements in the Order.

Response – We have revised the section “Cease and Desist Order” on page iv of the prospectus to include a discussion of what the Company will do if it is not able to raise sufficient capital to comply with the capital requirements in the Order.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions regarding the responses to the accounting comments should be directed to Terri L. Degner, Chief Financial Officer, Anchor Bancorp [telephone: (360) 532-6222, Fax: (360) 532-7224 and email: tdegner@anchorsb.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 3, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

John F. Breyer, Jr.

JFB/ktr/1067
Enclosures
cc:	Kathryn Sears McHale, Staff Attorney, Securities and Exchange Commission
Rebekah Moore, Staff Accountant, Securities and Exchange Commission
Kevin L. Vanghn, Accounting Branch Chief, Securities and Exchange Commission
Brad Williamson, Director, Division of Banks, Washington Department of Financial Institutions
Gloria McVey, Program Manager, Washington Department of Financial Institutions
Debra L. Rhodes, Case Manager, FDIC, San Francisco, CA
Jerald L. Shaw, President and Chief Executive Officer, Anchor Mutual Savings Bank
Terri L. Degner, Chief Financial Officer, Anchor Mutual Savings Bank
Mike Thronson, CPA, Partner, Moss Adams LLP
Dustin Birashk, CPA, Senior Manager, Moss Adams LLP
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
John P. Soukenik, Esq., Elias, Matz, Tiernan & Herrick LLP
Ronald S. Riggins, RP Financial, LC.
Jim Oren, RP Financial, LC.
Dave M. Muchnikoff, Esq., Silver Freedman & Taff, L.L.P.